UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

    __________________________________________________________________________________

BANCOLOMBIA ANNOUNCES GLOBAL PROGRAM FOR THE ISSUANCE OF SHORT TERMS NOTES

Medellin, Colombia, September 26, 2016

Earlier today, the Board of Directors of Bancolombia S.A. authorized a global program for the issuance of short terms notes, to be issued by Bancolombia S.A. Panama Branch, for an amount that will not at any time exceed in the aggregate USD$ 1,500,000,000, and the respective terms and conditions for the offering of the notes, according to which:

•	The notes are short terms debt instruments of the issuer. The notes maturity dates may vary from 1 month to 3 years from the issue date.

•	The program has an indefinite duration.

•	The net proceeds will be used in the ordinary course of the business of Bancolombia

•	The notes will be issued offshore pursuant to Regulation S under the Securities Act, and, consequently, may not be offered to any U.S. persons.

This press release shall not be construed as an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of the notes in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

Contacts

Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
VP Strategy and Finance	VP of Finance	Investor Relations
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: September 26, 2016	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance